Exhibit 99.(k)(3)

MA Specialty Credit Income Fund

3 W Main St., Suite 301

Irvington, New York 10533

November 1, 2025

Dear Ladies and Gentlemen:

MA Asset Management, LLC ("MA"), as investment adviser to MA Specialty Credit Income Fund (the "Fund") agrees on a monthly basis to waive its base management fees and/or reimburse the Fund's initial organizational and offering costs as well as its operating expenses (each such waiver or reimbursement, an "Expense Payment") to the extent that the Fund's annualized operating expenses in respect of the relevant month exceed the Expense Cap (defined below) multiplied by the Fund's average net asset value (the "Expense Limitation"). This agreement ("Agreement") commenced on April 18, 2024. This Agreement is now extended to continue in effect until May 1, 2027, and from year to year thereafter, provided such continuance is approved by (x) MA and (y) a majority of the Trustees of the Fund who (i) are not "interested persons" of the Fund or any other party to this Agreement, as defined in the Investment Company Act of 1940, as amended (the" 1940 Act"), and (ii) have no direct or indirect financial interest in the operation of this Agreement. The Board of the Fund may terminate this Agreement at any time upon notice to MA, and this Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between MA and the Fund.

The Expense Cap is defined to be 2.00% from the agreement's inception on April 18, 2024 until October 31, 2025 and 1.50% from November 1, 2025 onwards.

For purposes of this Agreement, the Fund's annualized operating expenses shall not include 1) expenses directly related to the costs of making investments, including interest and structuring costs for borrowing and line(s) of credit, taxes, brokerage costs, the Fund's proportionate share of expenses related to co-investments, litigation or extraordinary expenses; 2) incentive fees; or 3) any distribution and/or shareholder servicing fees.

In consideration of MA's agreement to waive its base management fees and reimburse the Fund's expenses, the Fund hereby agrees to repay MA in the amount of any Expense Payment subject to the limitation that a reimbursement (an "Adviser Reimbursement") will be made only if and to the extent that: (i) it is payable not more than three years from the date on which the applicable Expense Payment was made by MA; and (ii) the Adviser Reimbursement does not cause the Fund's total annual operating expenses (on an annualized basis and net of any Adviser Reimbursements received by the Fund during such fiscal year) during the applicable quarter to exceed the Expense Limitation. The Fund's obligation to make Adviser Reimbursement payments shall survive the termination of this Agreement.

MA agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement

MA Asset Management, LLC ½MAFinancial.com	1

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the 1940 Act, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by MA, this Agreement may be amended by the Fund's Board of Trustees without the approval of Fund shareholders.

Very truly yours,

MA Asset Management, LLC

By:	/s/ Paul Grady
Name:	Paul Grady
Title:	Authorized Signatory

MA Specialty Credit Income Fund

By:	/s/ Paul Grady
Name:	Paul Grady
Title:	Authorized Signatory

MA Asset Management, LLC ½MAFinancial.com	2